MedFire Campaign Page



MedFire Innovations, Inc.

California United States

We've Done The Work, And It Shows.

MedFire is dedicated to advancing the products, strategies and personal connections required to positively impact the healthcare and public safety community. The company is comprised of MedFire Innovations and MedFire Jobs & Expo. Founded by healthcare professionals and public safety first – responders, we understand what solutions will have lasting impact, and know how to get them to the finish line.



MedFire Innovations Video 2022

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#Community   #Bio-Tech   #Health   #Services

$0   FUNDS RECEIVED
of $1,000,000 maximum target

$50K MINIMUM

Investment Summary

Preferred Stock

Minimum Investment: $500.00

Dividend: 6%

*See Offering section below for disclosures

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Offering

Equity

📄 MedFire Executive Team (2023).pdf

📄 MEDFIRE Pitch Deck 2023.pdf

📄 Use of Proceeds.pdf

📄 MedFire – Possible Future Operations of MedFire (1).pdf

Mission



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MedFire Innovations is taking a targeted approach to health and community care by developing and launching products that strategically improve the lives of patients and providers. From common patient concerns to what healthcare workers need to protect themselves or perform procedures successfully. Our products deliver the gamechangers: simpler solutions to large and pressing market problems.

For more than five years, we have combined deep industry knowledge with best-in-class practices. Our successes to date include:

- Path-O-Wrap: A patented products providing a protective barrier to pathogens between a person and a surface such as a hospital mattress:
- The Williams Key: A passive entry tool for first-responders to enter locked areas without causing damage.
- Recopad: A device that allows a caregiver to obtain a urine specimen from patients with dependencies or disabilities, without the discomfort or embarrassment of a catheter.
- Self-pap: (in development) A device enabling patients to obtain testing samples for life-threatening cervical cancer easily and discretely – in their own home, that could change cervical cancer screening on a global scale.

The healthcare market is growing and we are finding significant opportunities in the gaps of how care is currently delivered. Join us and support product innovation that will transform the healthcare landscape here and around the

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The healthcare market is growing and we are finding significant opportunities in the gaps of how care is currently delivered. Join us and support product innovation that will transform the healthcare landscape here and around the world.

Invest with impact. Invest in MedFire, and let's make a difference together.



MedFire – Creating a Culture of Innovation

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The MedFire Innovations Model: A Strategy That Works.

Creating a Culture of Innovation

MedFire Innovations began with a single idea. While creating our first product, Path-O-Wrap®, we experienced firsthand the immense value in developing key relationships and having access to strategic resources. We now offer that expert insight, access, and mentorship to those creating other products and devices that share our mission of positively impacting those who care for and protect others.



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Just some of those we help to develop the next great idea.

Whether someone is a healthcare professional with an exciting invention they want to make a reality, or an experienced company looking to source better design, prototyping or manufacturing options, we connect readily with those who share our mission to serve those who serve our communities.

MedFire Innovations In Action: Success Stories

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The Williams Key is an emergency (passive entry) device used by First Responders to gain quick access into buildings and houses. The purpose of the device is to toggle the strike of a lock without doing damage to the lock, door, or frame. It works well on gates with anti-vandal plates, elevator control rooms, commercial utility doors and many other outward swinging metal and wood doors. This device was developed in response to the need by first responders to gain access to locked areas, without having to damage or destroy property in the process of gaining emergency access.

The Williams Key



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The Recopad was designed for dependent patients; those patients with difficulties providing urine samples by themselves (i.e. elderly patients, physically disabled, and patients with any cognitive disease) who require constant urinalysis. The Recopad is a comfortable, non-invasive device able to collect a urine sample directly from a specially designed diaper, without filtering or altering the chemical composition, to perform a precise urine analysis.

The Recopad



SELF-PAP FOR CERVICAL CANCER SAMPLING



The Self-Pap for cervical cancer sampling device was designed as a lower-cost, easy-to-use and effective device for women to collect samples necessary to identify this threatening cancer. This device was also developed for use in parts of the world where cultural barriers make such testing difficult if not impossible, and where medical treatment and clinics are limited, or they are geographically remote and difficult to access.

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Sparking The Right Connections Between People and Companies

The Intersection where Jobs and Careers meet the Companies who Embrace Them....



MedFire Jobs and Expo is a platform specifically serving the needs of job seekers and companies in the Healthcare, Science, Veterinary and Public Safety fields. Through the online network we have established, organizations and individuals can connect at key points in their quests to improve community care and safety.

MedFire Jobs and Expo is a thorough and interactive database, featuring:

· A RECRUITING DATABASE for companies to connect with top-tier candidates.

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- A JOB SEARCH PLATFORM for seekers to find great careers.
- AN EDUCATIONAL HUB for training and continuing education opportunities.
- A RESOURCE LIBRARY, with industry – related stories, blogs, podcasts, photo journals and more.
- A PLACE FOR PEER – TO – PEER CONNECTION and collaboration, sharing new information and research.
- A LAUNCHPAD where organizations market, advertise and demonstrate their products and services directly to their preferred audiences.

MedFire Jobs and Expo is GLOBAL – offering information and perspective, partners and opportunities in the United States and also throughout the world.

Join the growing MedFire community today.



MedFire Jobs video 2022

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Investment Perks

$500
"Innovator"

The "Innovator" will receive a MedFire Innovations T-shirt and recognition on our "Founders" page on our company platforms. This is our Thank You for your contribution to our Company, and to Helping Those In The Business Of Helping Others.

$1,000
"Believer"

The "Believer" will receive everything in the "Innovator" section, plus Life-Time admission to any MedFire Jobs & Expo events, and Life-Time invitations to any MedFire Jobs & Expo receptions.

$7,500
"Game Changer"

The "Game Changers" will be entitled to everything in our "Innovator" and "Believer" sections, plus, a "Game Changer" will be entitled to Life-Time free advertising on our MedFire Jobs & Expo platforms. This offer is limited to only five (5) companies, organizations, or individuals, and is on a first-come, first serve basis.

Key Facts & Financials

○ MedFire Innovations is a California based company. C–Corporation. Incorporated in 2016

○ MedFire Innovations is an FDA Registered company.

○ MedFire holds 10 United States Patents, and 2 Registered Trademarks.

○ MedFire Innovations develops products and devices for our company, and for individuals and organizations looking for assistance with device development.

○ Some of MedFire services include: Feasibility Studies; Concept Development; Design for Manufacturing; Prototype Production, and Verification and Validation Testing.

○ MedFire has multiple devices ready to sell into the healthcare market, and exciting new

📄 MedFire__Amended__Articles__of__Inc...

📄 Audited Financials.pdf

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○ MedFire has multiple devices ready to sell
into the healthcare market, and exciting new
devices currently in development, that we
believe will have a great impact in women's
healthcare.

○ MedFire Jobs and Expo is ready to launch.
This platform was developed for Healthcare
Professionals and First-Responders. To
provide a platform for career development, a
thorough resource library, and an Expo to
showcase products and services to the
healthcare and public safety community.

MedFire Innovations, Inc. Story

Company History

MedFire Innovations was founded by Gregory Christmas and was formally incorporated in California in 2016. MedFire was established to develop simple products that would help protect patients and patient care providers, protecting those who work in the business of protecting others. After a long career in emergency services, Christmas realized that the development of simple and easy to use products that would assist in the day-to-day operations of those working on the front lines of emergency medical services could transform safety and personal experience – so it became MedFire's original mission to encourage development of innovative products.

Christmas' decision to launch MedFire was heavily influenced by his decades-long career in emergency services; he had been employed as a Fire Captain – Paramedic, and during the routine processes of repetitively cleaning equipment used in the field to aid in the treatment of patients, Greg Christmas realized there was a need to provide a clean barrier between the equipment and the patients and provider. Such a barrier would reduce exposure to harmful pathogens. The challenge was to come up with a simple and effective method to provide this protective surface barrier. From that challenge, and the

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successful development of that device to answer that call, MedFire Innovations was born.

The development and successful patenting of our first product, our protective barrier device, Path-O-Wrap® required us to develop a successful business process from ideation to execution that we formalized into an organization (MedFire Innovations) offering that support and structure to fellow innovators. Parent company MedFire Innovations rapidly expanded to the three divisions we have today: MedFire Innovations, providing and supporting the development of market-driven products and services to medical, health, public safety, and other care environments; MedFire Jobs, an online hiring platform; and MedFire Expo, and online business marketplace to support the networking and growth of companies developing products and services withing this sector.

Born From a Single Idea....

MedFire Innovations was born from a single idea: After creating our first product, we experienced firsthand the immense value in developing key relationships and having access to strategic resources. We originally began by developing, manufacturing, and bringing to market our own innovative ideas in the form of additional products and services, then expanded our services to include helping other innovators in our market space to create their own products and devices through a custom collaboration process. MedFire has gone from our single product idea into a company that multiplied that successful business model, rapidly expanding into a diverse company focused

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on serving those who provide for — and protect others.

MedFire Innovations is comprised of various divisions focused on developing products, devices, and services for our company and for others. The three distinct divisions of MedFire are all tied together by a commitment to *Help Those Who Are In The Business Of Helping Others*. MedFire has cultivated a vast network of creative and innovative experts to help develop great ideas move from concept to tactical reality. We have created a Culture of Innovation by sharing ideas and concepts within this network of biomedical, mechanical, and electrical engineers; manufacturers; packaging experts; technical and regulatory specialists; sales and marketing professionals; and other key experts, all with one goal in mind — To Bring Innovations To Life.

The Founders



Gregory Christmas
President & Founder

Gregory Christmas founded MedFire Innovations and serves the Company as the President and Chairman of the Board of Directors. He is an experienced entrepreneur with a background in private sector business and public service in emergency operations, and administrative management. Prior to the founding of the company, Mr. Christmas has extensive 30+ years of experience working in the Public Safety industry, including as a Fire Captain — Paramedic in California. He was awarded the Public Safety Award by his City and Fire Department in 2008 for life-saving action. Mr. Christmas holds a Bachelor of Science Degree in Business

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Gregory Christmas
President & Founder

Gregory Christmas founded MedFire Innovations and serves the Company as the President and Chairman of the Board of Directors. He is an experienced entrepreneur with a background in private sector business and public service in emergency operations, and administrative management. Prior to the founding of the company, Mr. Christmas has extensive 30+ years of experience working in the Public Safety industry, including as a Fire Captain – Paramedic in California. He was awarded the Public Safety Award by his City and Fire Department in 2008 for life-saving action. Mr. Christmas holds a Bachelor of Science Degree in Business Administration and a Master of Public Administration.

The Team



Staci Mehl
Vice President – Sales Development

Staci Mehl is Vice President of Sales Development for MedFire Innovations. She has served on the Board of Directors of MedFire since 2019 and is a Director of the company. Staci has worked with MedFire as an independent consultant to MedFire since 2016. Staci is responsible for the development of product sales for the Company. Staci holds a Bachelor's Degree in Microbiology from Texas A&M University.



Andrea Siller
Consultant – Bio Engineer

Andrea Siller is our Chief Biomedical Engineer, and regulatory consultant. Andrea is passionate about helping to improve the lives of people by applying her talents and skills in design engineering. She is extremely experienced in product design and development processes, project planning and management, quality control and regulatory compliance, and business development. Andrea won the National Entrepreneur Award (Mexico) in 2017, has been a moderator on FORBES Health Panels, has a TEDx Talk, and was recognized by Vogue UK Magazine and One Young World as part of the "Game Changers" generation.

  www.medfire.com

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